FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2020

CARDONE EQUITY FUND V, LLC

Commission File No. 024-10865

EIN: 82-5477495

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital, LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

Class A Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Report. Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles.

Overview

Cardone Equity Fund V, LLC (“CEF V” or the “Company”), a Delaware limited liability corporation, was formed to invest directly or indirectly in multifamily apartment complexes located in Florida and Texas.

On September 20, 2019, the Company completed raising $50 million under Regulation A Plus from over 2,200 individual investors, and completed its investments in five income producing multifamily real estate properties located in Delray Beach, Florida, Sugar Lands, Texas, Sunrise, Florida, Naples, Florida, and Panama City Beach, Florida.

COVID-19 PANDEMIC

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The spread of the COVID-19 Pandemic has continued to cause significant volatility in the U.S. and international markets and, in many industries, business activity was virtually shut down. There continues to be uncertainty around the duration and severity of business disruptions related to the COVID-19 Pandemic, as well as its impact on the U.S. economy and international economies. The CARES Act implemented in response to COVID-19 placed a Federal moratorium on evictions while at the same time providing supplemental cash payments which has impacted the Company’s investments.

With “Stay at Home” orders in place at all investment property locations, the Managing Member recognized that it was important to have residents feel secure in their homes. In response, the Managing Member put various programs in place to stabilize occupancy and rent collections at the properties. The investment properties received second quarter 2020 payments from residents representing over 95.6% of the rents due, as compared to the first quarter 2020 payments at 99.2% of rents due. As needed, the property managers continue to diligently work with residents to place residents on deferred payment plans. The properties continue to be under the Federal Moratorium on evictions which does not allow for the eviction of any residents. As of June 30, 2020, the Managing Member anticipates less than 3% of the units would be subject to the moratorium.

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Results of Operations

The Company received distributions from investments totaling $729,806 in the first quarter and $562,603 in the second quarter for a total of $1,292,409 for the six months ended June 30, 2020 as compared to $1,499,389 for the year ended December 31, 2019. The decrease in distributions from the first quarter to the second quarter primarily reflects the financial impact of COVID-19 on the properties. In response, the Managing Member suspended payment of management fees. As of June 30, 2020, unpaid management fees totaled $229,311. For the six months ended June 30, 2020, operating expenses totaled $354,599 resulting in net investment loss of $354,599. The Company also had cumulative unrealized gains on real estate investments totaling $4,128,289 as of June 30, 2020.

Liquidity and Capital Resources

The value of an investment in the Company will fluctuate with the performance of the specific assets in which the Company invested. In certain circumstances the Company did establish reserves from the gross offering proceeds for initial deferred maintenance and repairs, value add improvements and certain capital improvement projects of the properties. To the extent that the Company has insufficient funds for such purposes, the Company may establish additional reserves from cash flow from operations, or from net cash proceeds from the sale of properties. As of June 30, 2020, the investment properties have about $5,070,000 cash reserves of which about $522,000 was generated from operations in excess of distributions.

As of June 30, 2020, CEF V had no outstanding debt. The investments did leverage their individual assets from 60% to 75% of the cost of the acquisition price.

Trends and Key Information Affecting our Performance

We believe that current market dynamics and underlying fundamentals suggest an overall positive trend in the United States multifamily housing despite the impact of COVID-19. Although the COVID-19 pandemic continues to transform various industries, numerous others will continue to remain unscathed and show promising growth opportunities. Our properties are in desirable locations and will benefit from the wave of new renters fleeing major metros, most of whom are now free to work remotely. Job growth, steady rentership rates, increasing household formations and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition of owning multifamily properties.

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Item 2. Other Information

None.

Item 3. Financial Statements

Cardone Equity Fund V, LLC
Financial Statements - Index
As of June 30, 2020

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Cardone Equity Fund V, LLC
Statements of Net Assets
As of June 30, 2020 and December 31, 2019

	June 30, 2020	December 31, 2019
	(unaudited)
Assets:

Real estate investments, at fair value
(cost of $46,853,958 and $48,146,367, respectively)	$50,982,247	$50,847,347
Cash	55,955	99,213

Total assets	51,038,202	50,946,560

Liabilities:

Accounts payable	379	2,409

Accrued expenses and other related party payables	229,527	83,562

Total liabilities	229,906	85,971

Net assets	$50,808,296	$50,860,589

See accompanying notes, which are an integral part of these financial statements

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Cardone Equity Fund V, LLC
Schedule of Real Estate Investments
As of June 30, 2020 - (unaudited)

	Ownership		Fair Market
Investment	Interest	Cost Basis	Value

Cardone Delray Member, LLC[1]	39.02%	$12,604,858	$13,676,328

Cardone Stella Member, LLC[2]	30.82%	8,453,756	10,471,849

Cardone Sawgrass Member, LLC[3]	24.27%	11,672,144	12,019,972

Cardone Laguna Member, LLC[4]	36.87%	10,105,772	10,492,102

Cardone Ashley Member, LLC[5]	22.21%	4,017,428	4,321,996

		$46,853,958	$50,982,247

[1] Cardone Delray Member, LLC owns 100% of Atlantic Delray Beach, LLC (d/b/a: 10X Living at Delray) which holds an investment in a 346 unit multifamily residential apartment development located in Delray Beach, FL.The Company invested in Cardone Delray Member, LLC on January 1, 2019. The Company's proportional share of this investment represents 26.92% of net assets.

[2] Cardone Stella Member, LLC owns 100% of Stella 351, LLC (d/b/a: Stella at Riverstone) which holds an investment in a 351 unit multifamily residential apartment development located in Sugar Land, TX.The Company invested in Cardone Stella Member, LLC on January 25, 2019. The Company's proportional share of this investment represents 20.61% of net assets.

[3] Cardone Sawgrass Member, LLC owns 100% of Sunrise Village Development, LLC (d/b/a: 10X Living at Sawgrass) which holds an investment in a 501 unit multifamily residential apartment development located in Sunrise, FL.The Company invested in Cardone Sawgrass Member, LLC on July 16, 2019. The Company's proportional share of this investment represents 23.66% of net assets.

[4] Cardone Laguna Member, LLC owns 100% of Fountain View Circle, LLC (d/b/a: 10X Living at Naples) which holds an investment in a 456 unit multifamily residential apartment development located in Naples, FL.The Company invested in Cardone Laguna Member, LLC on July 1, 2019. The Company's proportional share of this investment represents 20.65% of net assets.

[5] Cardone Ashley Member, LLC owns 100% of ABP Borrower, LLC (d/b/a: 10X Living at Breakfast Point) which holds an investment in a 360 unit multifamily residential apartment development located in Panama City Beach, FL.The Company invested in Cardone Ashley Member, LLC on September 16, 2019. The Company's proportional share of this investment represents 8.51% of net assets.

See accompanying notes, which are an integral part of these financial statements

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Cardone Equity Fund V, LLC
Statements of Operations
For the Six Months ended June 30, 2020
and the Year ended December 31, 2019

	Six Months Ended June 30, 2020	Year Ended December 31, 2019
	(unaudited)

Investment Income	$-	$-

Expenses

Asset management fee	250,000	327,190
Professional fees	67,045	42,673
Administrative and other	37,554	36,945

Total expenses	354,599	406,808

Net investment loss	(354,599)	(406,808)

Change in unrealized gains on real estate investments	1,427,309	2,700,980

Net increase in net assets resulting from operations	$1,072,710	$2,294,172

See accompanying notes, which are an integral part of these financial statements

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Cardone Equity Fund V, LLC
Statements of Changes in Net Assets
For the Six Months Ended June 30, 2020
and the Year Ended December 31, 2019

	Total	Members Class A Interests	Managing Member Class B Interests

Balance at December 31, 2018	$-	$-	$-

Contributions	50,000,000	50,000,000	-

Distributions	(1,285,502)	(1,285,502)	-

Offering and syndication costs	(148,081)	(148,081)	-

Net increase in net assets resulting from operations	2,294,172	1,491,212	802,960

Balance, December 31, 2019	50,860,589	50,057,629	802,960

Distributions	(1,125,003)	(1,125,003)	-

Net increase in net assets resulting from operations	1,072,710	697,261	375,449

Balance, June 30, 2020 - unaudited	$50,808,296	$49,629,887	$1,178,409

See accompanying notes, which are an integral part of these financial statements

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Cardone Equity Fund V, LLC
Statements of Cash Flows
For the Six Months ended June 30, 2020
and the Year ended December 31, 2019

	Six Months Ended June 30, 2020	Year Ended December 31, 2019
	(unaudited)
Cash flows from operating activities
Net increase in net assets resulting from operations	$1,072,710	$2,294,172
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by (used in) operating activities:

Change in unrealized gain on investments	(1,427,309)	(2,700,980)
Purchase of investments	-	(49,645,756)
Distributions from investments	1,292,409	1,499,389
Changes in operating assets and liabilities:
Accounts Payable	(2,030)	2,409
Accrued expenses and other related party payables	145,965	83,362
Net cash provided (used) by operating activities	1,081,745	(48,467,404)

Cash flows from financing activities:
Offering proceeds	-	42,777,499
Offering and syndication costs	-	(148,081)
Distributions	(1,125,003)	(1,285,502)
Net cash provided (used) by financing activities	(1,125,003)	41,343,916

Net increase (decrease) in cash	(43,258)	(7,123,488)

Cash, beginning of period	99,213	7,222,701
Cash, end of period	$55,955	$99,213

See accompanying notes, which are an integral part of these financial statements

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NOTE 1: NATURE OF OPERATIONS

CARDONE EQUITY FUND V, LLC (the “Company”), is a limited liability company organized May 4, 2018 under the laws of Delaware and is located in Aventura, Florida.

The Company started accepting subscriptions on December 12, 2018 and commenced operations on January 1, 2019 when $6,982,521 was invested in its first multifamily real estate investment. On September 20, 2019, the Company completed raising $50 million under Regulation A Plus from over 2,200 individual investors and completed its investments in five multifamily real estate properties. The fund-raising activities were completed through Cardone Capital, LLC’s (the “Managing Member”) online platform.

The Company made its investments through limited liability corporations (“LLC’s”) (treated as partnerships) that own a single multifamily property (single purpose entities “SPE’s”). The LLC's are co-owned by the Company, Cardone Equity Fund IV, LLC (“CEF IV”), a related entity by common management, and Grant Cardone, managing member of Cardone Capital, LLC. Grant Cardone owns from 1% to 5.06% of the LLC’s. CEF IV is a $106 million fund for accredited investors that began its operations in September 2018. The Managing Member parallel invested the funds raised from the Company’s offering, funds raised from CEF IV’s offering and funds from Grant Cardone in all property acquisitions at varying ownership levels. The amount invested varied depending on the lender’s requirements and the amount of funds raised by the Company and CEF IV.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”) for investment companies. The Company is an investment company that follows the specialized accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946 “Financial Services – Investment Companies.” The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income, expenses and gains (losses) during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Cash Balance

The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits.

Real Estate Investments

Investments in real estate are carried at fair value. Costs to acquire real estate investments are capitalized as a component of investment cost. The fair values of real estate investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date.

Investments without a public market are valued based on assumptions made and valuation techniques used by the Managing Member. Such valuation techniques may include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the Managing Member considers multiple valuation techniques when measuring the fair value of a real estate investment. However, in certain circumstances, a single valuation technique may be appropriate.

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Real Estate Investments (continued)

The fair value of real estate investments does not reflect the Company’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of gross property fair value. The Company also reflects its real estate equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the real estate equity valuation.

The Company may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. In addition, there continues to be significant disruptions in the global capital, credit and real estate markets. These disruptions have led to, among other things, a significant decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a significant contraction in short-term and long-term debt and equity funding sources. This contraction in capital includes sources that the Company may depend on to finance certain of its investments. These market developments may have a significant adverse impact on the Company’s liquidity position, results of operations and financial condition and may continue to adversely impact the Company if market conditions continue to deteriorate. The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments. Amounts ultimately realized by the Company from real estate investments sold may differ from the fair values presented, and the differences could be material.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in Real Estate Transactions

Purchases and sales of real estate investments are recorded on a transaction basis. Distributions from the real estate investment are first applied to the cost of the investment until the total cost has been recovered, after which point any further distributions are recorded as realized gains. Further, realized gains and losses on real estate investment transactions will be recognized upon the sale of the investment. Changes in unrealized gains and losses are included in the results of operations.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

Offering and Syndication Costs

Offering and syndication costs represent costs incurred in connection with the offering and syndication of members’ interests. These costs are reflected as a direct reduction of Class A net assets. During 2019, a total of $148,081 was incurred for offering and syndication costs.

Deferred Offering Costs

Deferred offering costs consist principally of accounting, marketing and legal fees incurred in connection with the Company’s offering that commenced during 2019 under Regulation A Plus. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Statements of Net Assets. Upon completion of the offering, the deferred offering costs were charged to members’ equity in 2019.

Income Taxes

The Company is a limited liability company, treated as a partnership for U.S. income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Bipartisan Budget Act of 2015 provides that any entity treated as a partnership for U.S. income tax purposes may be directly assessed for federal income taxes, interest and penalties arising from partnership audits and/or adjustments (the “Assessment”) for tax years beginning after December 31, 2017, rather than the owners of the entity being liable for the Assessment. Any such Assessment against the entity would impact the equity interests of current owners pro-rata at the time the Assessment is levied absent claw-back provisions to any former owners or other special allocation provisions within the entity’s governing documents.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions.

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NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash, deferred offering costs, accrued expenses and other related party payables: these balances approximate their fair values due to the short maturities of these items.

Real estate investments are stated at fair value of the ownership interests of the underlying entities. The Company’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, distribution provisions and capital call obligations. The Company’s estimates of the values of real estate properties have been prepared giving consideration to the income, direct capitalization and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property (typically 10 years) and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The direct capitalization approach is based on the net operating income (NOI) of the underlying real estate for a stabilized operation divided by the market capitalization rate. The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. The direct capitalization approach was used to value all of the Company’s real estate investments as of June 30, 2020 and December 31,019. The terminal cap rate and the discount rate are significant inputs to these valuations. These rates are based on the location, type and nature of each property, and current and anticipated market conditions. Significant increases in discount or capitalization rates in isolation would result in a significantly lower fair value measurement. Significant decreases in discount or capitalization rates in isolation would result in a significantly higher fair value measurement.

Investment values were determined based on capitalization rate of 4.44% to 5.48% as of June 30, 2020 and 4.61% and 5.85% as of December 31, 2019. Fair value measurements take into consideration the estimated effect of physical depreciation, historical cost depreciation and amortization on real estate related investments.

Upon the disposition of all real estate investments by an investee entity, the Company will continue to state its equity in the remaining net assets of the investee entity during the wind-down period. The Company’s real estate investments are classified within level 3 of the valuation hierarchy.

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NOTE 3: FAIR VALUE MEASUREMENTS (continued)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the eighteen months ended June 30, 2020:

Description	Real Estate Investments
Beginning balance, December 31, 2018	$-
Purchase of real estate investments	49,645,756
Unrealized gain on real estate investments	2,700,980
Distributions from real estate investments	(1,499,389)
Ending Balance, December 31, 2019	$50,847,347
Unrealized gain on real estate investments	1,427,309
Distributions from real estate investments	(1,292,409)
Ending Balance, June 30, 2020	$50,982,247

NOTE 4: MEMBER’S EQUITY/NET ASSETS

The Managing Member held 100% of the member’s equity of the Company as of December 31, 2018. The Class B Interests were issued, at formation, as founder’s interests for no consideration.

On September 20, 2019, the Company completed raising the maximum amount of $50,000,000 by offering 50,000 Class A Interests at $1,000 per Interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A Plus” and sold the Interests directly to investors. The minimum investment was $5,000. The Class A Members in the Company will receive a 65% profits interest.

The Managing Member’s Class B Interest is 35% profits interest and is subordinate to the Class A Interest.

Losses for any fiscal year shall be allocated among the Members in proportion to their positive capital account balances, giving consideration to their respective ownership period, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance to each Member’s respective Percentage Interest in the Company. Profits will first be allocated pro rata to the Members in accordance with the amount of Losses previously allocated if such previous Losses were not offset by Profits. Thereafter, Profits shall be allocated in accordance with actual distributions of Distributable Cash and shall be allocated 65% to the Class A Members (in proportion to their respective Percentage Interests) and 35% to the Class B Interests. In all cases, giving consideration to their respective ownership period.

In accordance with the operating agreement, distributions will be allocated 65% to the Class A Members and 35% to the Class B Member. At this time, the Managing Member has distributed all distributable cash to the Class A Members which totaled $1,123,786 for the six months ended of June 30, 2020 and $1,285,502 for the year ended December 31, 2019. The Class A Members have received a 4.5% cash on cash return since inception. At a later time, when the cash flow from operations increases or an exit event occurs, the Managing Member may adjust cash distributions to be allocated on a cumulative 65%/35% basis, the impact of this at June 30, 2020 would be to distribute an additional $1,297,309 to the Managing Member.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Managing Member to manage the Company, under a management agreement. The Company is subject to the following fees under this agreement:

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NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Reimbursement of Offering and Syndication Costs

The Company’s Managing Member and its affiliates will be reimbursed for actual offering and syndication expenses incurred. Offering and syndication expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses.

The Company incurred a total of $148,081 in offering and syndication-related expenses which were initially advanced by a related party of the Company and fully repaid by December 31, 2019.

Acquisition Fee

Each of the Company’s real estate investments, are obligated to pay the Company’s Managing Member or its designated affiliate 1% of the investment’s fixed asset purchase price. This fee will be paid at the discretion of the Managing Member, but no later than the liquidation of the real estate investment. Should the fee be paid at acquisition, it is included as an acquisition cost of the SPE purchasing the property.

As of June 30, 2020, a total of $3,045,000 of acquisition fees have been paid with $1,621,762.50 remaining to be paid. The Company’s proportional share, based on the ownership of the respective investments, paid totaled $849,421 and $575,402 remains to be paid.

Disposition Fee

For each real estate investment, the Company will pay its Managing Member or its designated affiliate 1% of the investment’s sale price. This fee will be paid at the disposition of the real estate investment.

Asset Management Fee

The Company will pay the Managing Member, or its designated affiliate, a 1% annualized Asset Management Fee during the first three years of operations which will be calculated based on the Contributed Capital as of the end of each prior month. After the first three years, the amount of Contributed Capital will be reduced for the return of capital to Members from the liquidation and disposition from the sale of one of the Company’s assets. This fee will be payable monthly at the discretion of the Managing Member. For the six months ended 2020 and the year ended December 31, 2019, the Company incurred $250,000 and $327,190 respectively, in Asset Management Fee expense, of which $229,311 remains payable as of June 30, 2020.

Notes Payable

When each Cardone Member entity purchases a multifamily property, Grant Cardone contributes his equity and loans the balance needed to purchase the property to each Cardone Member entity. The aggregate principle balance loaned by Grant Cardone on behalf of the Company to the Cardone Member entities to acquire the investments amounted to approximately $42,159,000. Each loan pays 6% interest rate, is unsecured and is payable on demand. As of December 31, 2019, all loans had been repaid and the Company’s proportional share of interest paid totaled $216,266. No additional interest was paid in 2020.

Co-investments

As of June 30, 2020 and December 31, 2019, the Company has co-invested with CEF IV and Grant Cardone as follows:

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NOTE 5: RELATED PARTY TRANSACTIONS (continued)

Co-investments (continued)

	10X Living at Delray		Stella at Riverstone		10X Living at Sawgrass		10X Living at Naples		10X Living at Breakfast Point
Entity	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage	Investment	Percentage

CEF IV	$20,386,500	59.52%	$18,759,605	64.14%	$35,597,729	70.67%	$16,909,610	58.11%	$14,120,800	72.79%
CEF V	13,363,500	39.02%	9,015,395	30.82%	12,227,271	24.27%	10,730,390	36.87%	4,309,200	22.21%
Grant Cardone	500,000	1.46%	1,475,000	5.04%	2,550,000	5.06%	1,460,000	5.02%	970,000	5.00%
Total	$34,250,000	100.00%	$29,250,000	100.00%	$50,375,000	100.00%	$29,100,000	100.00%	$19,400,000	100.00%

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.

Other Risk

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. In response to the uncertainty of the impact, the Managing Member, on April 9, 2020 announced to its Members that as a precaution, distributions to all Members would be paused for the next 90-days.

The Managing Member immediately put various programs in place to stabilize occupancy and rent collections at the properties which allowed the restart of distributions on June 15, 2020.

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NOTE 7: FINANCIAL HIGHLIGHTS

The following summarizes the Company’s financial highlights for the six months ended June 30, 2020 and the year ended December 31, 2019:

	Class A Members June 30, 2020	Class A Members December 31, 2019
Total return [1]
End of period since-inception internal rate of return	3.61%	4.19%
Beginning of period since-inception internal rate of return	4.19%	- %

Expense ratios [2]
Operating expense	.81%	.73%

Net investment income (loss) ratio [3]	.81%	.73%

1 Total return is calculated based on a dollar-weighted internal rate of return methodology net of fees. The internal rate of return is computed on a since-inception basis using annual compounding and the actual dates of cash inflows received by and outflows paid to investors and including ending net asset value as of each measurement date. Because total return is calculated for the Class A Members taken as a whole, an individual Class A Member’s return may vary from these returns based on a different management fee and incentive arrangements (as applicable) and the timing of capital contributions.

2 These expense ratios are calculated for the Class A Members taken as a whole using weighted average of net assets for the period. The computation of such ratios is based on the amount of expenses assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee incentive arrangements (as applicable) and the timing of capital transactions.

3 The net investment income ratios are calculated for the Class A Members taken as a whole using weighted average net assets for the period. The computation of the net investment income ratio is based on the amount of net investment income assessed to an individual Class A Member’s capital may vary from these ratios based on different management fee arrangements (as applicable).

NOTE 8: SUBSEQUENT EVENTS

As of September 15, 2020, Cardone Equity Fund V has distributed an additional $541,669 to Class A Members.

Management has evaluated subsequent events through September 25, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

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SIGNATURES

This Semi-Annual Report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital, LLC	September 28, 2020
Grant Cardone	(Principal Executive Officer)

/s/ Susan Schieman	Chief Financial Officer of Cardone Capital, LLC	September 28, 2020
Susan Schieman	(Principal Financial and Accounting Officer)

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